UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2022
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM08, Bermuda
(Address of principal executive office)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2022

PART I – FINANCIAL INFORMATION
ITEM 1 – FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$

Voyage charter revenues (note 3)	276,081	107,079	675,912	333,278
Time-charter revenues (note 3)	1,656	6,097	13,033	41,447
Other revenues (note 3)	1,649	2,714	6,848	7,334
Total revenues	279,386	115,890	695,793	382,059

Voyage expenses	(135,013)	(78,335)	(363,615)	(219,153)
Vessel operating expenses (notes 12b and 12c)	(35,983)	(39,103)	(114,239)	(125,280)
Time-charter hire expenses	(7,236)	(2,870)	(19,339)	(8,638)
Depreciation and amortization	(24,251)	(25,837)	(74,574)	(79,416)
General and administrative expenses (note 12b)	(9,687)	(10,542)	(30,827)	(34,245)
Gain on sale and (write-down) of assets (note 14)	8,156	(697)	8,888	(88,098)
Restructuring charges (notes 12b and 16)	—	—	(413)	—
Income (loss) from operations	75,372	(41,494)	101,674	(172,771)

Interest expense	(9,024)	(8,583)	(26,074)	(27,950)
Interest income	216	29	418	88
Realized and unrealized gain (loss) on derivative instruments (note 7)	1,698	(227)	4,598	(36)
Equity income (loss)	221	(873)	(1,464)	(2,061)
Other income (expense) (note 8)	840	(1,581)	3,135	(2,056)
Net income (loss) before income tax	69,323	(52,729)	82,287	(204,786)
Income tax (expense) recovery (note 9)	(1,270)	674	372	2,222
Net income (loss)	68,053	(52,055)	82,659	(202,564)

Per common share amounts (note 13)
- Basic earnings (loss) per share	$2.00	$(1.54)	$2.43	$(5.98)
- Diluted earnings (loss) per share	$1.98	$(1.54)	$2.42	$(5.98)

Weighted-average number of Class A and Class B common stock outstanding (note 13)
- Basic	34,039,501	33,898,299	33,969,392	33,846,115
- Diluted	34,374,752	33,898,299	34,218,189	33,846,115

Related party transactions (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars)

	As at	As at
	September 30, 2022	December 31, 2021
	$	$
ASSETS
Current
Cash and cash equivalents	78,008	50,572
Restricted cash – current (note 15)	2,730	2,221
Accounts receivable	77,685	41,085
Bunker and lube oil inventory	66,173	49,028
Prepaid expenses	10,506	10,223
Due from affiliates (note 12c)	2,519	4,220
Current portion of derivative assets (note 7)	2,377	—
Assets held for sale (note 14)	—	43,543
Accrued revenue	79,425	44,503
Total current assets	319,423	245,395
Restricted cash – long-term (note 15)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $167.2 million (2021 - $271.9 million) (notes 5 and 14)	434,858	925,249
Vessels related to finance leases, at cost, less accumulated depreciation of $274.2 million (2021 - $112.9 million) (note 6)	835,127	411,749
Operating lease right-of-use assets (notes 6 and 14)	16,063	14,257
Total vessels and equipment	1,286,048	1,351,255
Investment in and advances to equity-accounted joint venture	14,490	12,954
Derivative assets (note 7)	2,111	668
Other non-current assets	3,792	1,422
Intangible assets at cost, less accumulated amortization of $4.5 million (2021 - $4.2 million)	1,157	1,494
Goodwill	2,426	2,426
Total assets	1,632,582	1,618,749
LIABILITIES AND EQUITY
Current
Accounts payable	34,967	34,832
Accrued liabilities (notes 6 and 12c)	42,864	32,583
Short-term debt (note 4)	—	25,000
Current portion of long-term debt (note 5)	22,377	15,500
Current portion of derivative liabilities (note 7)	—	122
Current obligations related to finance leases (note 6)	59,930	27,032
Current portion of operating lease liabilities (note 6)	12,394	9,389
Due to affiliates (note 12c)	1,376	10,944
Other current liabilities (note 3)	1,310	1,686
Total current liabilities	175,218	157,088
Long-term debt (note 5)	—	304,791
Long-term obligations related to finance leases (note 6)	487,775	267,449
Long-term operating lease liabilities (note 6)	4,408	4,868
Other long-term liabilities (note 9)	42,485	46,141
Total liabilities	709,886	780,337
Commitments and contingencies (notes 4, 5, 6 and 7)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.3 million Class A and 4.6 million Class B shares issued and outstanding as of September 30, 2022, and 585.0 million shares authorized, 29.2 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2021) (note 11)	1,302,727	1,301,102
Accumulated deficit	(380,031)	(462,690)
Total equity	922,696	838,412
Total liabilities and equity	1,632,582	1,618,749

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2022	2021
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	82,659	(202,564)
Non-cash items:
Depreciation and amortization	74,574	79,416
(Gain) on sale and write-down of assets (note 14)	(8,888)	88,098
Unrealized gain on derivative instruments (note 7)	(3,784)	(599)
Equity loss	1,464	2,061
Income tax recovery	(1,114)	(3,163)
Other	1,537	1,075
Change in operating assets and liabilities	(87,072)	(22,987)
Expenditures for dry docking	(11,204)	(23,313)
Net operating cash flow	48,172	(81,976)

FINANCING ACTIVITIES
Proceeds from short-term debt (note 4)	134,000	35,000
Prepayments of short-term debt (note 4)	(159,000)	(25,000)
Proceeds from long-term debt (note 5)	—	221,167
Scheduled repayments of long-term debt (note 5)	(56,914)	(8,422)
Prepayments of long-term debt (note 5)	(245,134)	(80,000)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs (note 6)	288,108	72,065
Scheduled repayments of obligations related to finance leases (note 6)	(35,448)	(16,313)
Prepayment of obligations related to finance leases (note 6)	—	(184,115)
Other	(974)	(225)
Net financing cash flow	(75,362)	14,157

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 14)	69,646	44,675
Expenditures for vessels and equipment	(11,511)	(15,168)
Loan repayments from equity-accounted joint venture	—	1,500
Advances to equity-accounted joint venture	(3,000)	—
Net investing cash flow	55,135	31,007

Increase (decrease) in cash, cash equivalents and restricted cash	27,945	(36,812)
Cash, cash equivalents and restricted cash, beginning of the period	55,928	103,146
Cash, cash equivalents and restricted cash, end of the period	83,873	66,334
Supplemental cash flow information (note 15)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
Net loss	—	—	—	(13,942)	(13,942)
Equity-based compensation (note 11)	16	435	—	—	435
Balance as at March 31, 2022	33,805	1,213,005	88,532	(476,632)	824,905
Net income	—	—	—	28,548	28,548
Equity-based compensation (note 11)	41	116	—	—	116
Balance as at June 30, 2022	33,846	1,213,121	88,532	(448,084)	853,569
Net income	—	—	—	68,053	68,053
Equity-based compensation (note 11)	62	1,074	—	—	1,074
Balance as at September 30, 2022	33,908	1,214,195	88,532	(380,031)	922,696

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
Net loss	—	—	—	(21,365)	(21,365)
Equity-based compensation (note 11)	17	341	—	—	341
Balance as at March 31, 2021	33,755	1,211,029	88,532	(241,683)	1,057,878
Net loss	—	—	—	(129,144)	(129,144)
Equity-based compensation (note 11)	24	699	—	—	699
Balance as at June 30, 2021	33,779	1,211,728	88,532	(370,827)	929,433
Net loss	—	—	—	(52,055)	(52,055)
Equity-based compensation (note 11)	10	393	—	—	393
Balance as at September 30, 2021	33,789	1,212,121	88,532	(422,882)	877,771
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.Basis of Presentation
The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities of which it is the primary beneficiary (collectively, the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 6, 2022. In the opinion of management, these unaudited consolidated financial statements reflect all normal recurring adjustments necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, cash flows and changes in total equity for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.
2.    Recent Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The adoption of ASU 2020-04 did not have any material impact on the Company's unaudited consolidated financial statements and related disclosures.
3.    Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship (or STS) support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. For descriptions of these types of contracts, see "Item 18 – Financial Statements: Note 3" in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.

The following table contains a breakdown of the Company's revenue by contract type for the three and nine months ended September 30, 2022 and September 30, 2021. The Company’s lease income consists of the revenue from its voyage charters and time charters.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Voyage charter revenues
Suezmax	146,467	59,651	358,826	177,388
Aframax	51,602	22,767	118,606	73,380
LR2	47,864	17,342	113,556	51,009
Full service lightering	30,148	7,319	84,924	31,501
Total	276,081	107,079	675,912	333,278

Time-charter revenues
Suezmax	—	—	—	20,390
Aframax	1,656	6,097	13,033	17,629
LR2	—	—	—	3,428
Total	1,656	6,097	13,033	41,447

Other revenues
Ship-to-ship support services	434	1,676	3,370	3,777
Vessel management	1,215	1,038	3,478	3,557
Total	1,649	2,714	6,848	7,334

Total revenues	279,386	115,890	695,793	382,059
Charters-out
As at September 30, 2022, one (December 31, 2021 - three) of the Company’s vessels operated under a fixed-rate time-charter contract, which contract is scheduled to expire in 2022. As at September 30, 2022, the minimum scheduled future revenues to be received by the Company under this time charter is approximately $1.1 million (remainder of 2022) (December 31, 2021 - $11.3 million (2022)). The hire payments should not be construed to reflect a forecast of total charter hire revenue for any of the periods. Future hire payments do not include any hire payments generated from new contracts entered into after September 30, 2022, from unexercised option periods of contracts that existed on September 30, 2022, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

Contract Liabilities
As at September 30, 2022, the Company had $0.6 million (December 31, 2021 - $0.9 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in subsequent periods and which are included in other current liabilities on the Company's unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
4.    Short-Term Debt
As at September 30, 2022, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of the Company, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As at September 30, 2022, the next maturity date of the Working Capital Loan was in November 2022, and subsequently has been extended to May 2023. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to revenue sharing agreements (or RSAs). Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.85% (December 31, 2021 - 3.5%). The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at September 30, 2022, $nil (December 31, 2021 - $25.0 million) was owing under this facility, the aggregate available borrowings were $74.8 million (December 31, 2021 - $45.4 million) and the interest rate on the facility was 5.9% (December 31, 2021 - 3.6%). As at September 30, 2022, the Company was in compliance with all covenants in respect of this facility.
5.    Long-Term Debt

	As at	As at
	September 30, 2022	December 31, 2021
	$	$
Revolving credit facility due through December 2024	—	271,167
Term loan due in August 2023	22,458	53,339
Total principal	22,458	324,506
Less: unamortized discount and debt issuance costs	(81)	(4,215)
Total debt	22,377	320,291
Less: current portion	(22,377)	(15,500)
Long-term portion	—	304,791

As at September 30, 2022, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $99.2 million (December 31, 2021 - $344.9 million), of which $99.2 million (December 31, 2021 - $73.7 million) was undrawn. Interest payments are based on LIBOR plus a margin of 2.40%. The total amount available under the 2020 Revolver decreases by $16.8 million (remainder of 2022), $29.8 million (2023) and $52.6 million (2024). The 2020 Revolver is collateralized by 13 of the Company's vessels, together with other related security.

As at September 30, 2022, the Company also had one term loan (or the 2020 Term Loan) outstanding, which totaled $22.5 million (December 31, 2021 - $53.3 million). Interest payments are based on LIBOR plus a margin of 2.25%. The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. During September 2022, the Company made a prepayment of $22.5 million on the term loan. The 2020 Term Loan is collateralized by four of the Company's vessels, together with other related security.

The 2020 Revolver and the 2020 Term Loan require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lenders may request that the Company either prepay a portion of the applicable loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at September 30, 2022, the hull coverage ratio was 652% for the 2020 Term Loan and was not applicable for the 2020 Revolver due to no balance being drawn. A decline in the tanker market could negatively affect these ratios. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at September 30, 2022, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.

The weighted-average interest rate on the Company’s long-term debt as at September 30, 2022 was 5.2% (December 31, 2021 - 2.5%). These interest rates exclude the effect of the Company’s interest rate swap agreement (see note 7).

The aggregate annual long-term debt principal repayments required to be made by the Company subsequent to September 30, 2022 are $1.4 million (remainder of 2022) and $21.1 million (2023).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
6.    Operating Leases and Obligations Related to Finance Leases
Operating Leases

The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at September 30, 2022, minimum commitments to be incurred by the Company under time charter-in contracts were approximately $8.4 million (remainder of 2022), $30.2 million (2023), $12.8 million (2024), $6.8 million (2025), $6.8 million (2026) and $19.8 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the first quarter of 2023 to commence a seven-year time charter-in contract.
Obligations Related to Finance Leases

	As at	As at
	September 30, 2022	December 31, 2021
	$	$
Obligations related to finance leases	551,668	295,828
Less: unamortized discount and debt issuance costs	(3,963)	(1,347)
Total obligations related to finance leases	547,705	294,481
Less: current portion	(59,930)	(27,032)
Long-term obligations related to finance leases	487,775	267,449

As at September 30, 2022, the Company had sale-leaseback financing transactions with financial institutions relating to 27 of the Company's vessels, including eight vessels for which sale-leaseback financing transactions were completed in March 2022, and five vessels for which sale-leaseback financing transactions were completed in April 2022.
Under the sale-leaseback arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031. The Company is obligated to purchase nine of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 27 vessels, 15 of which can be purchased between now and the end of their respective lease terms, four of which can be purchased starting in September 2023 until the end of their respective lease terms, and the remaining eight of which can be purchased starting in March 2024 until the end of their respective lease terms.
The bareboat charters related to all 27 of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.
Eighteen of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at September 30, 2022, these ratios ranged from 113% to 159% (December 31, 2021 - ranged from 106% to 134%). The nine remaining bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at September 30, 2022, these ratios ranged from 124% to 162% (December 31, 2021 - ranged from 132% to 140%). For 15 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire. For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.
The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at September 30, 2022, the Company was in compliance with all covenants in respect of its obligations related to finance leases.

As previously disclosed, the Company was served with a claim in 2021 from a lessor relating to the repurchase of eight vessels that were previously under sale-leaseback arrangements with the counterparty to the claim. As of September 30, 2022, the amount being claimed was $7.3 million. Following a mediation in October 2022, the Company reached a settlement with the counterparty, in full and final settlement of all disputes and issues arising out of the sale-leaseback deals and the repurchase of the eight vessels, for an amount that is significantly less than the amount of the claim. The settlement payment is included in accrued liabilities on the Company’s unaudited consolidated balance sheet as at September 30, 2022.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
The weighted-average interest rate on the Company’s obligations related to finance leases as at September 30, 2022 was 6.1% (December 31, 2021 - 4.8%). These interest rates exclude the effect of the Company's interest rate swap agreement (see note 7).
As at September 30, 2022, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $695.2 million (December 31, 2021 - $364.6 million), including imputed interest of $143.5 million (December 31, 2021 - $68.8 million), repayable from 2022 through 2031, as indicated below:

Commitments
September 30, 2022
Year	$
Remainder of 2022	23,628
2023	92,209
2024	89,419
2025	86,395
2026	83,488
Thereafter	320,074
7.    Derivative Instruments
Interest rate swap agreement
The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

In March 2020, the Company entered into an interest rate swap agreement which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at September 30, 2022:

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Asset	Remaining Term	Fixed Swap Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	3,932	2.3	0.76

(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of September 30, 2022, ranged from 2.25% to 2.40%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's unaudited consolidated statements of income (loss).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
Tabular Disclosure
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current Portion of Derivative Assets	Derivative Assets	Current Portion of Derivative Liabilities
	$	$	$
As at September 30, 2022
Interest rate swap agreement	1,821	2,111	—
Forward freight agreements	556	—	—
	2,377	2,111	—

As at December 31, 2021
Interest rate swap agreement	—	668	(118)
Forward freight agreements	—	—	(4)
	—	668	(122)

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s unaudited consolidated statements of income (loss) as follows:

	Three Months Ended			Three Months Ended
	September 30, 2022			September 30, 2021
	Realized Gains	Unrealized Gains	Total	Realized Losses	Unrealized Gains	Total
	$	$	$	$	$	$
Interest rate swap agreement	192	1,039	1,231	(79)	75	(4)
Forward freight agreements	380	87	467	(359)	136	(223)
	572	1,126	1,698	(438)	211	(227)

	Nine Months Ended			Nine Months Ended
	September 30, 2022			September 30, 2021
	Realized Gains	Unrealized Gains	Total	Realized Losses	Unrealized Gains (Losses)	Total
	$	$	$	$	$	$
Interest rate swap agreement	157	3,382	3,539	(216)	766	550
Forward freight agreements	657	402	1,059	(419)	(167)	(586)
	814	3,784	4,598	(635)	599	(36)
8.    Other Income (Expense)
The components of other income (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Foreign exchange gain	2,110	143	4,434	130
Other expense	(1,270)	(1,724)	(1,299)	(2,186)
Total	840	(1,581)	3,135	(2,056)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
9.    Income Tax (Expense) Recovery
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Nine Months Ended September 30,
	2022 $	2021 $
Balance as at January 1	45,603	49,124
Increases for positions related to the current year	3,195	2,890
Increases for positions related to prior years	3,026	3,955
Decreases related to statute of limitations	(6,942)	(9,988)
Foreign exchange gain	(4,453)	(184)
Balance as at September 30	40,429	45,797
Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
10.    Fair Value Measurements
For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see "Item 18 – Financial Statements: Note 12" to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2021.
The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		September 30, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 15)	Level 1	83,873	83,873	55,928	55,928
Derivative instruments (note 7)
Interest rate swap agreement	Level 2	3,932	3,932	550	550
Freight forward agreements	Level 2	556	556	(4)	(4)

Non-recurring:
Assets held for sale (note 14)	Level 2			40,854	40,854
Equity-accounted joint venture (1)	Level 2			9,174	9,174

Other:
Short-term debt (note 4)	Level 2	—	—	(25,000)	(25,000)
Advances to equity-accounted joint venture	Level 2	6,780	Note (1)	3,780	3,780
Long-term debt, including current portion (note 5)	Level 2	(22,377)	(22,502)	(320,291)	(325,509)
Obligations related to finance leases, including current portion (note 6)	Level 2	(547,705)	(548,073)	(294,481)	(306,386)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. As at September 30, 2022, the fair values of the individual components of such aggregate interests were not determinable. As at December 31, 2021, the Company's investment in its equity-accounted joint venture was written-down to its estimated fair value. At such time, the fair value of the Company's advance to its equity-accounted joint venture was estimated to approximate its carrying value.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
11.    Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at September 30, 2022 was 100.0 million shares of Preferred Stock (December 31, 2021 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2021 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2021 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2022, the Company had 29.3 million shares of Class A common stock (December 31, 2021 – 29.2 million), 4.6 million shares of Class B common stock (December 31, 2021 – 4.6 million) and no shares of preferred stock (December 31, 2021 – nil) issued and outstanding.
During the three and nine months ended September 30, 2022, the Company recognized $0.5 million and $1.8 million (2021 - $0.5 million and $1.4 million), respectively, of expenses related to restricted stock units and stock options in general and administrative expenses. During the nine months ended September 30, 2022, a total of 83.1 thousand restricted stock units (2021 - 56.0 thousand) with a market value of $1.5 million (2021 - $0.8 million) vested and 48.5 thousand shares (2021 - 35.7 thousand shares) of Class A common stock, net of withholding taxes, were concurrently issued to the grantees.
12.    Related Party Transactions
Management Fee - Related and Other

a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Corporation's (or Teekay's) wholly-owned subsidiary, Teekay Services Limited. (or the Manager, previously Teekay Shipping Limited) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement), as disclosed below. In October 2021, Teekay entered into an agreement to dispose to affiliates of Stonepeak its general partner interest in its publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) (now known as Seapeak LLC), all of its common units in Teekay LNG, three subsidiaries which collectively contained the shore-based management operations of Teekay LNG, including Teekay Shipping Limited, as well as certain of Teekay LNG's joint ventures. In November 2021, Teekay Services Limited, a wholly-owned subsidiary of Teekay, assumed the role as Manager, in advance of the completion of the dispositions related to Teekay LNG, which closed in January 2022.
b.Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Vessel operating expenses - technical management fee (i)	(256)	(252)	(760)	(756)
Strategic and administrative service fees (ii)	(7,113)	(8,231)	(22,563)	(26,471)
Secondment fees (iii)	—	(66)	—	(221)
Technical management fee recoveries (iv)	215	175	520	519
Restructuring charges (v) (note 16)	—	—	(413)	—
(i)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income (loss). The Company paid such third party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd., which the Company acquired in 2017.
(ii)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
(iii)The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's unaudited consolidated statements of income (loss).
(iv)The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of income (loss).
(v)The Company incurred restructuring charges under the Management Agreement of $0.4 million in relation to organizational changes made to the Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 16).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
c.The Manager and other subsidiaries of Teekay collect certain cash receipts and remit payments for certain expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment. In addition, $nil and $1.9 million were payable as crewing and manning costs as at September 30, 2022 and December 31, 2021, respectively, and such amount was included in accrued liabilities on the Company's consolidated balance sheets. These crewing and manning costs were payable as reimbursement to the Manager once they were paid by the Manager to the vessels' crew.
13.    Earnings (Loss) Per Share
The net earnings (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	$	$	$	$
Net income (loss)	68,053	(52,055)	82,659	(202,564)

Weighted average number of common shares - basic (1)	34,039,501	33,898,299	33,969,392	33,846,115
Dilutive effect of stock-based awards	335,251	—	248,797	—
Weighted average number of common shares - diluted	34,374,752	33,898,299	34,218,189	33,846,115

Earnings (loss) per common share:
– Basic	2.00	(1.54)	2.43	(5.98)
– Diluted	1.98	(1.54)	2.42	(5.98)
(1)     Includes unissued common shares related to non-forfeitable stock-based compensation.
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three and nine months ended September 30, 2022, nil and 0.1 million (September 30, 2021 - 0.3 million and 0.3 million) restricted stock units, respectively, had anti-dilutive effects on the calculation of diluted earnings per common share. For the three and nine months ended September 30, 2022, options to acquire 0.1 million and 0.3 million (September 30, 2021 - 0.6 million and 0.6 million) shares, respectively, of the Company’s Class A common stock had anti-dilutive effects on the calculation of diluted earnings per common share.
14.    Gain on Sale and (Write-down) of Assets
In September 2022, the Company completed the sale of one Aframax tanker for $24.8 million, with a gain on sale of $8.2 million recorded during the three and nine months ended September 30, 2022.
In February and April 2022, the Company completed the sales of one Suezmax tanker and two Aframax tankers, respectively, for a total price of $43.6 million, with an aggregate gain on sales of $1.2 million recorded during the nine months ended September 30, 2022. These vessels were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. The Suezmax tanker was written down to its agreed sales price, less selling costs, and one of the Aframax tankers was written-down to its estimated sales price less estimated selling costs at December 31, 2021. During the nine months ended September 30, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.
During the nine months ended September 30, 2022 and 2021, the Company recorded write-downs of $1.1 million and $0.7 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
During the three and nine months ended September 30, 2021, the Company completed the sale of one Aframax tanker for $11.7 million, with a gain on sale of $0.2 million. The Company's unaudited consolidated statement of loss for the nine months ended September 30, 2021 includes a write-down of $1.7 million related to this vessel, which was written down to its estimated sales price, less estimated selling costs.
During the three and nine months ended September 30, 2021, the carrying value of one Aframax tanker was written down to its estimated selling price less estimated selling costs. The Company's unaudited consolidated statements of loss for the three and nine months ended September 30, 2021 includes a write-down of $0.9 million related to this vessel.
During the nine months ended September 30, 2021, the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker were written down to their estimated fair values, using appraised values provided by third parties, primarily due to a weaker short-term tanker market outlook and a reduction in charter rates as a result of the economic environment, which was impacted by the COVID-19 pandemic. The Company's unaudited consolidated statement of loss for the nine months ended September 30, 2021 includes write-downs totaling $85.0 million related to these vessels.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)
15.    Supplemental Cash Flow Information
Total cash, cash equivalents and restricted cash are as follows:

	As at	As at	As at	As at
	September 30, 2022	December 31, 2021	September 30, 2021	December 31, 2020
	$	$	$	$
Cash and cash equivalents	78,008	50,572	60,723	97,232
Restricted cash – current	2,730	2,221	2,476	2,779
Restricted cash – long-term	3,135	3,135	3,135	3,135
	83,873	55,928	66,334	103,146

The Company maintains restricted cash deposits relating to certain FFAs (see note 7), and as required by the Company's obligations related to certain finance leases (see note 6).
Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the nine months ended
	September 30, 2022	September 30, 2021
	$	$
Leased assets obtained in exchange for new operating lease liabilities	12,586	10,509
16.     Restructuring Charges
During the nine months ended September 30, 2022, the Company incurred restructuring charges under the Management Agreement of $0.4 million. The restructuring charges relate to organizational changes made to the Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 12a).
17.     Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these unaudited consolidated financial statements. Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2022
PART I - FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2021.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-term time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. As at September 30, 2022, our fleet consisted of 51 vessels, including six chartered-in vessels, and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2022:

	Owned or Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	1	—	1
Total Fixed-Rate Fleet (1)	1	—	1

Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers (2)(3)	9	3	12
LR2 Product Tankers (2)	9	1	10
VLCC Tanker (4)	1	—	1
Total Spot Fleet (5)	44	4	48
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	6	51
(1)Charter-out contract is scheduled to expire in 2022.
(2)Three Aframax tankers are currently time chartered-in for periods of 24 months expiring in 2023 and 2024, two of which have options to extend for one year. One Long Range 2 (or LR2) product tanker is currently time chartered-in for a period of 18 to 24 months expiring in 2023 with an option to extend for one year.
(3)Excludes one newbuilding Aframax tanker, which is expected to be delivered to us in early-2023 under a seven-year time charter-in contract with options to extend for up to three years.
(4)VLCC owned through a 50/50 joint venture (or High-Q joint venture). As at September 30, 2022, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.
(5)As at September 30, 2022, a total of 39 of our owned, leased and chartered-in vessels, as well as seven vessels not in our fleet and owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2021.

SIGNIFICANT DEVELOPMENTS IN 2022
Conflict in Ukraine

In late February 2022, the Russian Federation invaded Ukraine. This follows Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the United States, several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to the sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the United States, the European Union, and several other countries have announced prohibitions on the importation of Russian oil or intentions to cut back on their reliance on Russian oil. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As a result of these measures, crude oil and petroleum product trading patterns are being significantly impacted as some countries are looking to reduce imports of Russian oil while Russia is having to find alternative markets for its oil exports. There is also a risk that Russian oil production and exports could decline as a result of sanctions should they be unable to find alternative markets for their oil. The conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.

Novel Coronavirus (COVID-19) Pandemic

The COVID-19 pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand has partially recovered since 2020, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the nine months ended September 30, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Spot tanker rates came under pressure from mid-May 2020 through the beginning of 2022 as a result of significantly reduced oil demand due to the COVID-19 pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, also contributed to the weakness in tanker rates. Spot tanker rates have undergone a substantial recovery during 2022 due to an increase in oil demand as many countries started to ease, or remove, COVID-19 restrictions, coupled with changing seaborne oil trade patterns following the Russian Federation's invasion of Ukraine in late February 2022. We continue to monitor the potential impact of the COVID-19 pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a resurgence of COVID-19 cases and variants in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus that causes COVID-19 and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the virus, the duration of any potential business disruption and the related financial impact and effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read "Item 3 - Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021 for additional information about the potential risks of the COVID-19 pandemic on our business.

Vessel Sales

During the first quarter of 2022, we agreed to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The Suezmax tanker was delivered to its new owner in February 2022 and the Aframax tankers were delivered to their new owners in April 2022.

In July 2022, we agreed to sell one Aframax tanker for $24.8 million, which resulted in a gain of $8.2 million during the three and nine months ended September 30, 2022. The tanker was delivered to its new owner in September 2022.

Sale-leaseback Financing Transactions

In March 2022, we completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. Each vessel is leased on a bareboat charter ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

In April 2022, we completed a $114.0 million sale-leaseback financing transaction relating to four LR2 products tankers and one Suezmax tanker. Each vessel is leased on a bareboat charter ranging from seven to eight-year terms, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

Time Chartered-in Vessels

In June 2022, we entered into a time charter-in contract for an Aframax tanker for a two-year term at a rate of $23,000 per day. The vessel was delivered to us in July 2022.
RESULTS OF OPERATIONS
In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated "time-charter equivalent" (or TCE) rates, which represent net revenues (or income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain on sale and (write-down) of assets and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from operations was $101.7 million for the nine months ended September 30, 2022, compared to a loss from operations of $172.8 million in the same period last year. The primary reasons for this increase in income are as follows:
•an increase of $168.1 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers during the first three quarters of 2022, as well as higher earnings from our FSL dedicated vessels;

•an increase of $87.8 million due to a decrease in write-downs related to the impairment of two right-of-use assets during the first three quarters of 2022, compared to the impairment of seven tankers and one right-of-use asset, as well as the write-downs of two tankers that were held for sale during the same period in the prior year;

•an increase of $9.2 million due to the gain on sale of vessels related to three Aframax tankers and one Suezmax tanker during the first three quarters of 2022, compared to the gain on sale of one Aframax tanker during the third quarter of 2021;

•an increase of $6.5 million due to the addition of one LR2 chartered-in tanker and two Aframax chartered-in tankers that were delivered to us during the second half of 2021 and the third quarter of 2022, as well as net savings from the redeliveries of one LR2 chartered-in tanker and one Aframax chartered-in tanker to their owners during the first quarter of 2021;

•an increase of $4.4 million due to net savings from the sale of seven Aframax tankers and one Suezmax tanker at various times during 2021 and the first three quarters of 2022; and

•an increase of $3.0 million due to a decrease in general and administrative expenses during the first three quarters of 2022, primarily resulting from lower general corporate expenditures;

partially offset by:

•a net decrease of $6.2 million due to certain vessels returning from time charter-out contracts and earning lower average spot rates during the first half of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate in the first three quarters of 2022 compared to the average spot rate in the first three quarters of 2021.

Details of the changes to our results of operations for the three and nine months ended September 30, 2022, compared to the three and nine months ended September 30, 2021, are provided below.

Three and Nine Months Ended September 30, 2022 versus Three and Nine Months Ended September 30, 2021

We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.

The following table presents our results for the three and nine months ended September 30, 2022 and 2021, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income (loss) from operations, the most directly comparable GAAP financial measure:

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands of U.S. Dollars, except percentage changes)	2022	2021	% Change	2022	2021	% Change
Revenues	279,386	115,890	141.1%	695,793	382,059	82.1%
Less: Voyage expenses	(135,013)	(78,335)	72.4%	(363,615)	(219,153)	65.9%
Net revenues	144,373	37,555	284.4%	332,178	162,906	103.9%

Vessel operating expenses	(35,983)	(39,103)	(8.0)%	(114,239)	(125,280)	(8.8)%
Time-charter hire expenses	(7,236)	(2,870)	152.1%	(19,339)	(8,638)	123.9%
Depreciation and amortization	(24,251)	(25,837)	(6.1)%	(74,574)	(79,416)	(6.1)%
General and administrative expenses	(9,687)	(10,542)	(8.1)%	(30,827)	(34,245)	(10.0)%
Gain on sale and (write-down) of assets	8,156	(697)	(1,270.2)%	8,888	(88,098)	(110.1)%
Restructuring charges	—	—	—%	(413)	—	—%
Income (loss) from operations	75,372	(41,494)	(281.6)%	101,674	(172,771)	(158.8)%

Interest expense	(9,024)	(8,583)	5.1%	(26,074)	(27,950)	(6.7)%
Interest income	216	29	644.8%	418	88	375.0%
Realized and unrealized gain (loss) on derivative instruments	1,698	(227)	(848.0)%	4,598	(36)	(12,872.2)%
Equity income (loss)	221	(873)	(125.3)%	(1,464)	(2,061)	(29.0)%
Other income (expense)	840	(1,581)	(153.1)%	3,135	(2,056)	(252.5)%
Net income (loss) before income tax	69,323	(52,729)	(231.5)%	82,287	(204,786)	(140.2)%
Income tax (expense) recovery	(1,270)	674	(288.4)%	372	2,222	(83.3)%
Net income (loss)	68,053	(52,055)	(230.7)%	82,659	(202,564)	(140.8)%

Net Revenues. Net revenues were $144.4 million and $332.2 million for the three and nine months ended September 30, 2022, compared to $37.6 million and $162.9 million for the same periods in the prior year.
The increases for the three and nine months ended September 30, 2022 compared to the same periods in the prior year were primarily the result of:

•increases of $97.8 million and $164.4 million for the three and nine months ended September 30, 2022, respectively, due to higher overall average realized spot rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers compared to the same periods in the prior year;

•net increases of $6.5 million and $5.6 million for the three and nine months ended September 30, 2022, respectively, primarily due to the addition of one LR2 chartered-in tanker and two Aframax chartered-in tankers that were delivered to us during the second half of 2021 and the third quarter of 2022, partially offset by the sale of seven Aframax tankers and one Suezmax tanker at various times during 2021 and the first three quarters of 2022, as well as the redeliveries of one Aframax chartered-in tanker and one LR2 chartered-in tanker to their owners during the first quarter of 2021;

•a net increase of $4.2 million for the three months ended September 30, 2022, primarily due to certain vessels returning from time charter-out contracts during the second quarter of 2022 earning higher average spot rates compared to their previous fixed rates earned in the same period in the prior year, as well as one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the third quarter of 2022 compared to the average spot rate in the third quarter of 2021;

•an increase of $4.6 million for the nine months ended September 30, 2022, due to higher net results from our FSL activities resulting from higher overall average FSL spot rates and an increase in the number of FSL voyages compared to the same period in the prior year; and

•an increase of $1.3 million for the nine months ended September 30, 2022, due to higher STS support service revenues resulting from a higher number of operations compared to the same period in the prior year;

partially offset by:

•a decrease of $1.9 million for the three months ended September 30, 2022, due to more off-hire days and higher off-hire bunker expenses related to an increased number of scheduled dry dockings and ballast water treatment system installations compared to the same period in the prior year; and

•a net decrease of $6.2 million for the nine months ended September 30, 2022, primarily due to certain vessels returning from time charter-out contracts and earning lower average spot rates during the first half of 2022 compared to previous fixed rates, partially offset by one Aframax tanker commencing on a time charter-out contract during the fourth quarter of 2021 and earning a higher fixed rate during the first three quarters of 2022 compared to the average spot rate in the first three quarters of 2021.
Vessel Operating Expenses. Vessel operating expenses were $36.0 million and $114.2 million for the three and nine months ended September 30, 2022, respectively, compared to $39.1 million and $125.3 million for the same periods in the prior year. The decreases were primarily due to a reduction of $3.5 million and $9.8 million for the three and nine months ended September 30, 2022, respectively, due to the sale of eight tankers during 2021 and the first three quarters of 2022, a decrease of $1.9 million and $1.0 million for the three and nine months ended September 30, 2022, respectively, mainly due to lower expenditures for crewing-related costs and a decrease of $2.1 million for the nine months ended September 30, 2022 due to the timing of repair and planned maintenance activities and lower expenditures for ship management costs during the first three quarters of 2022, partially offset by an increase of $0.7 million for the three and nine months ended September 30, 2022 due to higher insurance premiums related to certain vessels, an increase of $1.5 million for the three months ended September 30, 2022 due to the timing of repair and planned maintenance activities, as well as an increase of $0.7 million for the nine months ended September 30, 2022 due to a higher volume of STS support service activities during the first three quarters of 2022.
Time-charter Hire Expenses. Time-charter hire expenses were $7.2 million and $19.3 million for the three and nine months ended September 30, 2022, respectively, compared to $2.9 million and $8.6 million for the same periods in the prior year. The increases were primarily due to an increase of $4.8 million and $12.9 million for the three and nine months ended September 30, 2022, respectively, due to the deliveries to us of four chartered-in vessels during the second half of 2021 and the first three quarters of 2022, including three tankers and one lightering support vessel, and one tanker chartered-in on a short-term contract during the first three quarters of 2022, as well as an increase of $0.7 million for the nine months ended September 30, 2022 resulting from a lower expense in the prior year due to the impairments of an operating lease right-of-use asset related to one chartered-in vessel during 2021, partially offset by a lower daily charter rate for this chartered-in vessel as part of its new contract, which was entered into during the third quarter of 2021, as well as a decrease of $0.6 million and $3.0 million for the three and nine months ended September 30, 2022, respectively, due to the redeliveries to their owners of four chartered-in vessels during 2021, including two tankers and two lightering support vessels.
Depreciation and Amortization. Depreciation and amortization was $24.3 million and $74.6 million for the three and nine months ended September 30, 2022, respectively, compared to $25.8 million and $79.4 million for the same periods in the prior year. The decreases were primarily due to a reduction of $2.0 million and $6.1 million for the three and nine months ended September 30, 2022, respectively, due to the sale of eight tankers during 2021 and the first three quarters of 2022, and a decrease of $4.2 million for the nine months ended

September 30, 2022 resulting from the impairments of seven tankers during the first half of 2021, partially offset by net increases of $0.4 million and $5.4 million for the three and nine months ended September 30, 2022, respectively, primarily due to depreciation related to capitalized expenditures associated with dry dockings and modifications to our vessels during 2021 and 2022.
General and Administrative Expenses. General and administrative expenses were $9.7 million and $30.8 million for the three and nine months ended September 30, 2022, respectively, compared to $10.5 million and $34.2 million for the same periods in the prior year. The decreases were primarily due to lower administrative, strategic management, and other fees incurred under our management agreement with a subsidiary of Teekay Corporation (or Teekay) primarily due to organizational changes, as well as the timing of equity-based compensation and other general corporate expenditures.
Gain on Sale and (Write-Down) of Assets. The gain on sale and (write-down) of assets of $8.2 million and $8.9 million for the three and nine months ended September 30, 2022, respectively, were due to:
•the sale of one Aframax tanker in September 2022, which resulted in a gain of $8.2 million during the three and nine months ended September 30, 2022; and
•the sale of two Aframax tankers in April 2022, which resulted in an aggregate gain of $1.2 million during the nine months ended September 30, 2022, including the reversal of the previous write-down of one of these tankers that had been recorded during the fourth quarter of 2021, which reversal was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the nine months ended September 30, 2022;
partially offset by:
•the impairment recorded on two of our operating lease right-of-use assets resulting from a decline in short-term time-charter rates, which resulted in a write-down of $1.1 million during the nine months ended September 30, 2022.
The write-down of assets of $0.7 million and $88.1 million for the three and nine months ended September 30, 2021, respectively, were due to:
•    the write-down of one Aframax tanker, which was held for sale, by $0.9 million to its estimated sales price during the three and nine months ended September 30, 2021;
•the sale of one Aframax tanker during the third quarter of 2021, which resulted in a gain on sale of $0.2 million during the three and nine months ended September 30, 2021, as well as a write-down of $1.7 million to its estimated sales price during the nine months ended September 30, 2021;
•the impairments recorded on three Suezmax tankers, three LR2 tankers and one Aframax tanker due to a weaker short-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 pandemic was a contributing factor, which resulted in a write-down of $85.0 million for the nine months ended September 30, 2021; and
•the impairment recorded on one of our operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the nine months ended September 30, 2021.
Restructuring Charges. Restructuring charges of $0.4 million for the nine months ended September 30, 2022, relate to organizational changes made by a subsidiary of Teekay and incurred under our management agreement, following Teekay's dispositions related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022, as described in "Item 1 – Financial Statements: Note 12a - Related Party Transactions" of this report.
Interest Expense. Interest expense was $9.0 million and $26.1 million for the three and nine months ended September 30, 2022, respectively, compared to $8.6 million and $28.0 million for the same periods in the prior year. The increase for the three months ended September 30, 2022 compared to the same period in the prior year was primarily due to a higher average London Interbank Offered Rate (or LIBOR), partially offset by lower debt and lease principal balances. The decrease for the nine months ended September 30, 2022 compared to the same period in the prior year was primarily due to lower debt and lease principal balances, partially offset by higher average LIBOR, as well as the write-off of capitalized loan costs resulting from the sale-leaseback transactions completed for 13 vessels during the first half of 2022.
Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments was $1.7 million and $4.6 million for the three and nine months ended September 30, 2022, respectively, compared to a realized and an unrealized loss of $0.2 million and $36.0 thousand for the same periods in the prior year.
In March 2020, we entered into an interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We incurred a realized gain of $0.2 million and $0.2 million for the three and nine months ended September 30, 2022, respectively, compared to a realized loss of $0.1 million and $0.2 million for the same periods in the prior year, primarily due to higher average LIBOR.
Primarily as a result of changes in long-term forward LIBOR, we recognized an unrealized gain of $1.0 million and $3.4 million for the three and nine months ended September 30, 2022, respectively, compared to an unrealized gain of $0.1 million and $0.8 million for the same periods in the prior year under the interest rate swap agreement.
We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We recognized a realized gain of $0.4 million and $0.7 million for the three and nine months ended September 30, 2022, respectively, compared to a realized loss of $0.4 million for the same periods in the prior year, as well as unrealized gains of $0.1 million and $0.4 million for the three and nine months ended September 30, 2022, respectively, compared to an unrealized gain of $0.1 million and an unrealized loss of $0.2 million for the same periods in the prior year under the FFAs.
Equity Income (Loss). Equity income and equity loss were $0.2 million and $1.5 million, respectively, for the three and nine months ended September 30, 2022, respectively, compared to equity loss of $0.9 million and $2.1 million for the same periods in the prior year. The improvements for the three and nine months ended September 30, 2022 were primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, partially offset by the VLCC being off-hire for dry dock and capital modifications for a certain period during 2022.
Other Income (Expense). Other income was $0.8 million and $3.1 million for the three and nine months ended September 30, 2022, respectively, compared to other expense of $1.6 million and $2.1 million for the same periods in the prior year. The decreases in other expense were primarily due to changes in foreign currency exchange rates related to our accrued tax and working capital balances, as well as premiums paid in relation to the repurchase of two vessels under their previous sale-leaseback agreements during the second quarter of 2021, partially offset by the settlement of a legal claim that was accrued for during the third quarter of 2022.
Income Tax (Expense) Recovery. Income tax expense and income tax recovery were $1.3 million and $0.4 million, respectively, for the three and nine months ended September 30, 2022, respectively, compared to income tax recovery of $0.7 million and $2.2 million for the same periods in the prior year. The fluctuations were primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities during the three and nine months ended September 30, 2022. For additional information, please read "Item 1 – Financial Statements: Note 9 - Income Tax (Expense) Recovery" of this report.

Tanker Market

Crude tanker spot rates increased counter-seasonally during the third quarter of 2022 as the conflict in Ukraine continues to reshape global oil trading patterns. Short-haul exports of Russian crude oil into Europe have continued to decline, averaging 1.7 million barrels per day (or mb/d) during the third quarter of 2022 compared with 2.7 mb/d prior to the invasion. Much of this oil has been redirected to India and China on mid-size tankers, which has created significant incremental tanker tonne-mile demand. In addition, Europe has been replacing Russian oil with imports from more distant locations, including the U.S. Gulf, Latin America, West Africa, and the Middle East, further contributing to mid-size tanker tonne-mile demand. Despite these changes, the European Union was still importing around 1.5 mb/d of seaborne crude oil and 0.8 mb/d of refined products from Russia during September 2022. These imports are expected to be banned effective December 5, 2022 and February 5, 2023, respectively, which is expected to create further tanker tonne-mile demand in the coming months. The full impact of these trade pattern changes, coupled with normal winter factors such as weather delays and an increase in oil demand due to gas-to-oil switching as a result of record high natural gas prices in Europe, are expected to cause the tanker market to remain firm through the winter months and into the early part of 2023.

Looking ahead, a potential slowing of the global economy due partly to inflationary pressures and rising interest rates means that the outlook for 2023 has become more uncertain. Nevertheless, the major oil agencies are still forecasting relatively robust oil demand growth next year due to continued gas-to-oil switching and an expected post-COVID rebound in Asian oil demand, particularly in China. Global oil demand is expected to grow by 1.8 mb/d in 2023 as per the average of forecasts from the IEA, EIA, and OPEC, which would return demand to pre-COVID levels. Non-OPEC+ supply is projected to grow by a robust 1.8 mb/d in 2023 according to the IEA, most of which is expected to be from Atlantic Basin suppliers such as the U.S., Brazil, Guyana, Norway, and Canada. With the majority of oil demand growth expected to come from Asian countries, this should lead to an increase in long-haul movements from the Atlantic Basin to the Pacific Basin, which would be positive for tonne-mile demand. However, offsetting this will be lower supply from OPEC+ due to a new round of supply cuts and potentially lower production from Russia once the EU ban on seaborne imports comes into effect. In early-October 2022, OPEC+ announced a supply cut of 2 mb/d from existing baselines, effective from November 2022 and running to the end of 2023. However, since many countries are already producing well below their current targets, the actual net cut to production could be closer to 1 mb/d, with most of the production cuts coming from the Middle East. Although this is negative for seaborne trade volumes, it could result in Asian countries sourcing more barrels from the Atlantic Basin, which may increase transportation distances.

Fleet supply fundamentals continue to look very positive as a lack of new tanker ordering is causing a rapidly shrinking orderbook. As of September 30, 2022, just under 5 million deadweight tons of new tanker orders have been placed. At this pace, total tanker orders in 2022 are set to be the lowest since the 1980s. This is highly unusual given the relatively strong tanker market in recent months, as periods of stronger freight rates have in the past tended to result in an increase in new tanker orders. However, we believe very high newbuilding prices, a lack of shipyard capacity through the end of 2025 due to high levels of containership and LNG carrier orders, and uncertainty over vessel technology have deterred owners from ordering new tankers during the current upturn. As a result, the orderbook, when measured as a percentage of the existing fleet, has fallen to a record low of just over 4 percent as of October 2022. Coupled with an aging tanker fleet, which may affect scrapping levels, we expect relatively low fleet growth in 2023 and potentially negative fleet growth in 2024 and 2025.

In summary, the tanker market is expected to remain firm over the coming months due to the continued rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources, both of which are creating significant tonne-mile demand in the mid-size tanker sectors. The tanker market is also expected to remain firm in 2023, although the outlook has become more uncertain in recent months due to global economic risks and their potential impact on oil demand. However, we maintain a positive outlook over the next two to three years due to the best fleet supply fundamentals in several decades, which we believe should support tanker rates in the coming years.

Fleet and TCE Rates

As at September 30, 2022, we owned or leased 44 double-hulled oil and product tankers and time chartered-in three Aframax tankers and one LR2 product tanker. We also owned a 50% interest in one VLCC, the results of which are included in equity income (loss).
The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Three Months Ended September 30, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$146,467	$(74,117)	$936	$73,286	2,208	$33,191
Voyage-charter contracts - Aframax (4)	$71,483	$(37,669)	$1,730	$35,544	989	$35,917
Voyage-charter contracts - LR2 (4)	$58,131	$(26,645)	$370	$31,856	853	$37,373
Time charter-out contracts - Aframax	$1,656	$(8)	$8	$1,656	92	$18,000
Total	$277,737	$(138,439)	$3,044	$142,342	4,142	$34,365
(1)Excludes $0.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $0.6 million of revenues related to our STS support services operations, and $0.4 million of bunker commissions earned.
(2)Includes $3.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $29.6 million of revenues and $18.9 million of voyage expenses related to our FSL operations, which includes $3.5 million of operating expenses referenced in note (2) above related to FSL operations.

	Three Months Ended September 30, 2021
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$59,651	$(45,790)	$309	$14,170	2,350	$6,029
Voyage-charter contracts - Aframax (4)	$28,618	$(20,421)	$(72)	$8,125	1,187	$6,845
Voyage-charter contracts - LR2 (4)	$18,810	$(13,811)	$1,034	$6,033	644	$9,358
Time charter-out contracts - Aframax	$6,097	$(143)	$(10)	$5,944	257	$23,216
Total	$113,176	$(80,165)	$1,261	$34,272	4,438	$7,723
(1)Excludes $1.7 million of revenues related to our STS support services operations, $0.7 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $0.3 million of bunker commissions earned.
(2)Includes $1.8 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $7.1 million of revenues and $5.3 million of voyage expenses related to our FSL operations, which includes $1.8 million of operating expenses referenced in note (2) above related to FSL operations.

	Nine Months Ended September 30, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$358,826	$(200,802)	$2,031	$160,055	6,627	$24,153
Voyage-charter contracts - Aframax (4)	$177,319	$(100,939)	$2,167	$78,547	3,049	$25,760
Voyage-charter contracts - LR2 (4)	$139,767	$(70,760)	$485	$69,492	2,640	$26,326
Time charter-out contracts - Aframax	$13,033	$(270)	$(507)	$12,256	568	$21,567
Total	$688,945	$(372,771)	$4,176	$320,350	12,884	$24,865

(1)Excludes $3.5 million of revenues related to our STS support services operations, $2.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.1 million of bunker commissions earned.
(2)Includes $9.2 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and a fee earned based on the redelivery location of one time charter-out Aframax tanker during the second quarter of 2022, which are excluded from Average TCE per Revenue Day.
(4)Includes $82.3 million of revenues and $54.5 million of voyage expenses related to our FSL operations, which includes $9.2 million of operating expenses referenced in note (2) above related to FSL operations.

	Nine Months Ended September 30, 2021
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$177,388	$(122,367)	$1,095	$56,116	6,462	$8,684
Voyage-charter contracts - Aframax (4)	$96,662	$(64,678)	$322	$32,306	3,638	$8,880
Voyage-charter contracts - LR2 (4)(5)	$58,949	$(38,220)	$1,412	$22,141	2,075	$10,669
Time charter-out contracts - Suezmax	$20,390	$(675)	$(220)	$19,495	436	$44,678
Time charter-out contracts - Aframax	$17,629	$(620)	$261	$17,270	752	$23,004
Time charter-out contracts - LR2	$3,428	$24	$(71)	$3,381	118	$28,534
Total	$374,446	$(226,536)	$2,799	$150,709	13,481	$11,180
(1)Excludes $3.8 million of revenues related to our STS support services operations, $2.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.1 million of bunker commissions earned.
(2)Includes $7.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $31.0 million of revenues and $21.5 million of voyage expenses related to our FSL operations, which includes $7.5 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $0.3 million of revenues and $0.1 million of voyage expenses related to a risk-sharing agreement that was entered into during the first quarter of 2019 for one time charter-in contract, which ended in the first quarter of 2021.
LIQUIDITY AND CAPITAL RESOURCES
Sources and Uses of Capital

We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the nine months ended September 30, 2022, when lower oil demand as a result of the Omicron COVID-19 variant, constrained oil supply resulting from production outages, as well as high crude oil prices which led to increased bunker costs contributed to weak tanker rates in the first two months of 2022, while Russia's invasion of Ukraine has led to an increase in crude tanker rates since late February 2022. While exposure to the volatile spot tanker market is the largest potential cause for changes in our net operating cash flow from period-to-period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of our vessels.

Our obligations related to finance leases are described in "Item 1 – Financial Statements: Note 6 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" and our working capital loan is described in "Item 1 – Financial Statements: Note 4 - Short-Term Debt" of this report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 - Long Term Debt" and in "Item 1 – Financial Statements: Note 6 - Operating Leases and Obligations Related to Finance Leases" of this report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2022, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases. Our revolving credit facility, term loan, working capital loan and obligations related to certain finance leases require us to make interest payments based on LIBOR or Secured Overnight Financing Rate (or SOFR) plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to changes in interest rates. Our current interest rate swap position is described in further detail in "Item 1 – Financial Statements: Note 7 - Derivative Instruments" of this report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, funding our other working capital requirements, as well as providing funding to our equity-accounted joint venture from time to time. In addition, we may use cash to acquire new or second-hand vessels to grow the size of our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.

Cash Flows

The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Nine Months Ended September 30,
	2022	2021
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by (used for) operating activities	48,172	(81,976)
Net cash flow (used for) provided by financing activities	(75,362)	14,157
Net cash flow provided by investing activities	55,135	31,007

Net Operating Cash Flow
Net cash flow used for operating activities decreased by $130.1 million for the nine months ended September 30, 2022 compared to the same period in 2021. This decrease was primarily due to:

•a net decrease of $182.1 million in cash outflows primarily due to higher operating earnings during the first three quarters of 2022 resulting from higher average realized spot tanker rates, lower operating expenses, lower general and administrative expenses, as well as net savings from the sale of eight tankers during 2021 and 2022, partially offset by lower earnings due to certain vessels returning from time charter-out contracts earning lower spot rates during the first half of 2022 compared to previous fixed rates, as well as more off-hire days and higher off-hire bunker expenses in the first three quarters of 2022; and

•a decrease of $12.1 million in cash outflows related to expenditures for dry-docking activities during the first three quarters of 2022 compared with the prior year;

partially offset by:

•an increase of $64.1 million in cash outflows related to changes in net working capital during the first three quarters of 2022.

Net Financing Cash Flow
Net cash flow provided by financing activities decreased by $89.5 million for the nine months ended September 30, 2022 compared to the same period in 2021. The decrease was primarily due to:

•a decrease of $221.2 million in cash inflows due to proceeds received from long-term debt during the first three quarters of 2021;

•an increase of $213.6 million in cash outflows due to an increase in prepayments and repayments on our revolving credit facility and term loan during the first three quarters of 2022; and

•an increase of $35.0 million in cash outflows due to an increase in net repayments of our working capital facility during the first three quarters of 2022;

partially offset by:

•a net increase of $381.0 million in cash inflows primarily resulting from the sale-leaseback financing transactions completed during the first three quarters of 2022, as well as a decrease in cash outflows resulting from the purchase of two Suezmax tankers and six

Aframax tankers under their previous sale-leaseback financing agreements during the second and third quarters of 2021, partially offset by an increase in scheduled repayments on our finance lease obligations during the first three quarters of 2022.

Net Investing Cash Flow
Net cash flow provided by investing activities increased by $24.1 million for the nine months ended September 30, 2022 compared to the same period in 2021. The increase was primarily due to:

•an increase of $25.0 million in cash inflows resulting from the proceeds received from the sale of one Suezmax tanker and three Aframax tankers during the first three quarters of 2022 compared to proceeds received from the sale of three Aframax tankers during the first three quarters of 2021; and

•a decrease of $3.7 million in cash outflows resulting from lower capital expenditures for the fleet during the first three quarters of 2022;

partially offset by:

•an increase of $3.0 million in cash outflows due to an advance provided to our equity-accounted joint venture during the first three quarters of 2022, as well as a decrease of $1.5 million in cash inflows due to a loan repayment from our equity-accounted joint venture during the first three quarters of 2021.

Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have the primary objectives of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility and working capital loan is described in "Item 1 – Financial Statements: Note 5 - Long-Term Debt" and in "Item 1 – Financial Statements: Note 4 - Short-Term Debt" of this report.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $107.2 million during the nine months ended September 30, 2022 from $144.8 million as at December 31, 2021 to $252.0 million as at September 30, 2022. The increase during the nine months ended September 30, 2022 was primarily a result of the following events or changes during the first three quarters of 2022: $288.1 million received from sale-leaseback financing transactions; $69.6 million received from the sale of one Suezmax tanker and three Aframax tankers; $48.2 million of net operating cash inflow; and a $29.4 million increase in the borrowing capacity of our working capital facility (which size will fluctuate from period-to-period based on changes in outstanding working capital balances), partially offset by a $245.7 million decrease in the borrowing capacity of our revolving credit facility as a result of the sale-leaseback financing transactions and vessel sales completed in the first three quarters of 2022, as well as scheduled reductions in the maximum capacity of the facility; $66.3 million of scheduled repayments and prepayments related to our term loan and obligations related to finance leases; $11.5 million of expenditures for capital upgrades for vessels and equipment; as well as a $3.0 million advance to our equity-accounted joint venture.

We anticipate that our liquidity at September 30, 2022, combined with cash we expect to generate for the 12 months following the date of this report, will be sufficient to meet our cash requirements for at least the one-year period following the date of this report.

Our term loan matures in August 2023 and our revolving credit facility matures in December 2024. In October 2022, we made a prepayment of $22.5 million to pay the remaining balance of our term loan. Our ability to refinance our revolving credit facility will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, at September 30, 2022, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 25% of our fleet is currently aged 15 years and older; as such we may consider fleet renewal in the coming years. We expect that any fleet renewal expenditures will rely upon undrawn revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at September 30, 2022:

(in millions of U.S. Dollars)	Total	12 Months Following September 30, 2022	Remainder of 2023	2024	2025	2026	Beyond 2026
U.S. Dollar-Denominated Obligations
Scheduled repayments of term loan	5.6	1.4	4.2	—	—	—	—
Repayments at maturity of term loan	16.9	—	16.9	—	—	—	—
Scheduled repayments of obligations related to finance leases	551.7	60.8	15.4	61.9	62.8	63.7	287.1
Chartered-in vessels (operating leases) (1)(2)	84.8	33.1	5.5	12.8	6.8	6.8	19.8
Total	659.0	95.3	42.0	74.7	69.6	70.5	306.9
(1)Includes one Aframax tanker expected to be delivered to us in early 2023 under a seven-year time charter-in contract.
(2)Excludes payments required if we exercise options to extend the terms of chartered-in leases signed as of September 30, 2022.
Risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 1 – Financial Statements: Note 9 - Income Tax (Expense) Recovery" of this report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at September 30, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $25.3 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
CRITICAL ACCOUNTING ESTIMATES
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in "Item 5 – Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2021, and those sections of our critical accounting estimates that have been updated for significant developments up to June 30, 2022 are discussed in "Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates" in our quarterly report on Form 6-K for the six months ended June 30, 2022. There have been no significant changes to these estimates and assumptions in the three months ended September 30, 2022.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2022 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;
•forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries;
•estimated changes in global oil demand and supply;
•future tanker rates and OPEC+ oil production or oil supply cuts;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•timing of and our expectations regarding vessel acquisitions, tanker contracts and delivery of newbuildings;
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian and Belarusian companies and individuals and the persistence of altered trade patterns;
•our expectations regarding the effects of the COVID-19 pandemic and any new outbreaks on our industry and business, including our liquidity and the potential effect on typical seasonal variations in tanker rates;
•the impact on us and the shipping industry of environmental regulations, liabilities and developments, including climate change;
•our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, and the sufficiency of cash flows and other sources of liquidity;
•our expectations regarding the covenants in our financing agreements, including the potential effects of financial covenants or restrictions;
•our expectations regarding, and our accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months; and
•expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend chartered-in leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; non-OPEC+ and OPEC+ production and supply levels; the duration and extent of the coronavirus outbreak or any variants and governmental measures implemented in response to the outbreak, and any resulting effects on the markets in which we operate; the impact of the coronavirus outbreak on our ability to maintain safe and efficient operations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; Russia's invasion of Ukraine and related sanctions, including the timing of implementing new or revised sanctions or restrictions; geopolitical tensions and changes in global economic conditions; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2021. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
September 30, 2022
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3 – Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 4, 2022	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)